December 9, 2005

VIA FEDERAL EXPRESS
Ms. Janice McGuirk, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C.  20549

         Re:      Elite Cosmetics, Inc.
                  Amendment No. 2 to Registration Statement on Form SB-2 Filed October 18, 2005
                  File No. 333-126667

Dear Ms. McGuirk:

We represent Elite Cosmetics, Inc. ("Elite Cosmetics" or the "Company"). We are in receipt of your letter dated November 23, 2005 regarding the above referenced filing and the following are our responses:

Summary Financial Data, page 1
------------------------------

1. Please revise your table to include summary financial data from your statements of operations for the three and nine months ending July 31, 2005. Also, please include loss per share data for each period presented (excluding loss per share data for the period from August 19, 2004 (inception) to July 31, 2005, as loss per share should not be presented as a cumulative measure).

     ANSWER: The Form SB-2 has been amended to include summary financial data from the Company's statements of operations for the three and nine months ending July 31, 2005 and loss per share data for each period presented.


Plan of Operations, page 14
---------------------------

2. Where appropriate, please update the time frame for your steps given that it is now November, 2005.

     ANSWER: This section of the Form SB-2 has been updated to disclose the Company's plan of operations for the next twelve months.

General
-------

3. Please review for mathematical and typographical errors to ensure all amounts within the registration statement reconcile, or agree, to the financial statements provided. For example:

     o In the summary financial data presented, under the about our company section on page one, $880,338 is shown as the total operating expenses. This is inconsistent with the $880,117 shown on the condensed statement of operations, page F-2.

     o In the same section as noted above, the total assets presented do not reconcile to the condensed balance sheet, page F-1.

     o Shares issued and outstanding as presented on your July 31, 2005 condensed balance sheet, page F-1, of 28,700,000 do not reconcile with the total shares of common stock shown on the condensed statements of stockholder's deficiency, of 28,700,000, on page F-3.

     o Interest as disclosed on page 15 on the related party loan from Glen Landry of prime rate plus one percent is inconsistent with the 3% rate disclosed in Note 5 (F-8) of the July 31, 2005 interim financial statements. We note that the prime rate has not been 2% since the inception of the company.

          ANSWER: The Form SB-2 has been amended to correct mathematical and typographical errors and to ensure that all amounts within the registration statement reconcile with the financial statements. Specifically, the "Summary Financial Data" table has been amended to (i) reflect total operating expenses of $880,117 incurred by the Company from inception - August 19, 2004 through July 31, 2005; and, (ii) reflect total assets of $19,951 as of July 31, 2005. Also, the condensed balance sheet and condensed statements of stockholder's deficiency reconcile to 28,870,000 shares outstanding. Finally, interest as disclosed on page 15 on the related party loan from Glen Landry has been amended to disclose that in connection with the loan, the Company recorded an in-kind interest expense using an interest rate of 3%.

Financial Statements for the nine months ended July 31, 2005 Condensed Balance Sheet, F-1
--------------------------------------------------------------------------------

4. We noted from your disclosure on page 10 (Liquidity and Capital Resources) in your Form 10-QSB/A for the nine months ended July 31, 2005 (filed October 18, 2005) that you have borrowed $73,528 ($36,118) from Glen Landry as of July 31, 2005. This amount does not appear to be supported in your financial statements or related notes. Please revise or advise.

     ANSWER: The Company's 10-QSB/A for the nine months ended mistakenly included the amount of $73,528. In connection with the filing of this amendment to the Form SB-2, the Company will file an amendment to the Form 10-QSB/A for the period ending July 31, 2005 to remove reference to the $73,528 amount.

Condensed Statements of Stockholder's Deficiency, F-3
-----------------------------------------------------

5. We note form your disclosure here and on F-7 (Note 3-Stockholder's Equity) that during 2004 you issued 100,000 shares of common stock to your founder for expenses.

     ANSWER:   Please reference the response to Item #6 below.

6. This disclosure is not consistent with your disclosures on F-13 (statement of stockholder's equity) and F-17 (Note 8-Stockholder's Equity) in your audited financial statements from inception through October 31, 2004. Please revise or advise.

     ANSWER: The Form SB-2 has been revised so that disclosures on F-13 (statement of stockholder's equity) and F-17 (Note
               8-Stockholder's Equity) are consistent. Specifically, the disclosures on F-13 and F-17 are consistent in that the stock was issued for payment by the stockholder of incorporation costs of $100.

Other Regulatory
----------------

7. Please update your Exchange Act reports (i.e. Forms 10-QSB, etc.) as appropriate in response to the issues raised by the comments above.

     ANSWER: Based on the Company's response to Item #4, the Company will file an amendment to the Form 10-QSB/A for the period ending July 31, 2005 to remove reference to the $73,528 amount.

8.   Please provide a currently dated consent in any amendment.

     ANSWER:   Currently dated consents have been included in this amendment.

Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/  Gregg E. Jaclin
    ---------------------------------
         GREGG E. JACLIN